Filed Pursuant to Rule 433
Registration No. 333-135545
Issuer Free Writing Prospectus dated June 3, 2009 to
Preliminary Prospectus Supplements dated June 2, 2009
JetBlue Airways Corporation
$100,000,000 Aggregate Principal Amount of
6.75% Convertible Debentures due 2039,
$75,000,000 Aggregate Principal Amount of
6.75% Convertible Debentures due 2039,
and
23,000,000 Shares of Common Stock
This term sheet relates only to the convertible debentures and common stock described below (together, the “securities”) and should be read together with the Preliminary Prospectus Supplement dated June 2, 2009 (including the documents incorporated by reference therein) relating to the convertible debentures offering or the Preliminary Prospectus Supplement dated June 2, 2009 (including the documents incorporated by reference therein) relating to the common stock offering, respectively, before making a decision in connection with an investment in the corresponding securities. The information in this term sheet supersedes the information in the preliminary prospectus supplements relating to the securities to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant preliminary prospectus supplement.
General

Issuer:	JetBlue Airways Corporation

Ticker/Exchange:	JBLU / Nasdaq Global Select Market

Last sale price of common stock on June 3, 2009:	$4.29
Debenture Offering

Securities offered:	$175,000,000 aggregate principal amount of debentures, consisting of:

	•	$100,000,000 aggregate principal amount of 6.75% Convertible Debentures due 2039 (series A), or the series A debentures, and

	•	$75,000,000 aggregate principal amount of 6.75% Convertible Debentures due 2039 (series B), or the series B debentures

Over-allotment option:	$15,000,000 additional aggregate principal amount of the series A debentures and $11,250,000 additional aggregate principal amount of the series B debentures.

Maturity date:	October 15, 2039

Annual interest rate:	6.75% per year (in the case of the series A debentures), accruing from the settlement date

6.75% per year (in the case of the series B debentures), accruing from the settlement date

Interest payment dates:	April 15 and October 15 of each year, beginning October 15, 2009

Conversion:	Holders may convert debentures of either series at any time prior to the close of business on the business day immediately preceding their final maturity date.

Conversion rate:	204.6036 shares per $1,000 principal amount of debentures, representing a conversion price of approximately $4.89 per share, subject to adjustment, for the series A debentures

204.6036 shares per $1,000 principal amount of debentures, representing a conversion price of approximately $4.89 per share, subject to adjustment, for the series B debentures

Conversion premium over common stock offering price:	15.00% for the series A debentures and 15.00% for the series B debentures

Record dates:	April 1 and October 1 of each year

Price to public:	100%

Underwriting discounts and commissions:	2.25% per series A debenture 2.25% per series B debenture

CUSIP:	Series A debentures: 477143AF8 Series B debentures: 477143AG6

ISIN:	Series A debentures: US477143AF84 Series B debentures: US477143AG67

Redemption:	At any time on or after October 15, 2014 (in the case of the series A debentures) and October 15, 2016 (in the case of the series B debentures), the Issuer may redeem any debentures for cash by giving holders at least 30 days’ notice. The Issuer may redeem the debentures either in whole or in part at a redemption price equal to 100% of the principal amount of the debentures to be redeemed, plus accrued and unpaid interest, if any, up to, but excluding, the redemption date (unless such redemption date falls after a regular record date and on or prior to the corresponding interest payment date, in which case the Issuer will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date).

Repurchase at the option of the holder:	Holders may require the Issuer to repurchase all or part of their debentures for cash on October 15, 2014, 2019, 2024, 2029 and 2034 (in the case of the series A debentures) and on October 15, 2016, 2021, 2026, 2031 and 2036 (in the case of the series B debentures) at a repurchase price equal to 100% of their principal amount. The Issuer will pay accrued and unpaid interest up to, but excluding, the repurchase date to the holder from whom debentures are repurchased (unless such repurchase date falls after a regular record date and on or prior to the corresponding interest payment date, in which case the Issuer will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date).

Repurchase at the option of the holder upon a designated event:	If a designated event (meaning any “fundamental change” or “termination of trading,” each as defined in the preliminary prospectus supplement for the debentures) occurs prior to maturity of the debentures, holders may require the Issuer to repurchase all or a portion of their debentures for cash at a repurchase price equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date (unless such repurchase date falls after a regular record date and on or prior to the corresponding interest payment date, in which case the Issuer will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date).

Adjustment to conversion rate upon a make-whole fundamental change:	Holders who convert their debentures in connection with a fundamental change that occurs prior to October 15, 2014 (in the case of the series A debentures) or October 15, 2016 (in the case of the series B debentures) will be entitled to additional shares of common stock as described in the tables below.

Series A Debenture Make-Whole Table.  The following table sets forth the number of additional shares to be received upon conversion in connection with a make-whole fundamental change per $1,000 principal amount of series A debentures:
Stock Price

Effective Date	$4.25	$4.50	$5.00	$6.00	$7.00	$8.00	$10.00	$12.50	$15.00	$20.00	$25.00	$30.00	$40.00	$50.00
June 9, 2009	30.6905	28.9855	26.0869	21.7391	18.6335	16.3043	13.0435	10.4348	8.6956	6.5217	5.2174	4.1324	2.5704	1.6822
October 15, 2010	30.6905	28.9855	26.0869	21.7391	18.6335	16.3043	13.0435	10.4348	8.6956	6.5217	4.8409	3.7201	2.3432	1.5465
October 15, 2011	30.6905	28.9855	26.0869	21.7391	18.6335	16.3043	12.6817	9.8079	7.9180	5.5656	4.1567	3.2194	2.0561	1.3727
October 15, 2012	30.6905	28.9855	24.7954	18.2085	14.6103	12.3322	9.4950	7.3615	5.9639	4.2230	3.1792	2.4835	1.6149	1.0971
October 15, 2013	30.6905	25.0590	17.8986	11.0774	8.3311	6.9242	5.3406	4.1619	3.3842	2.4129	1.8299	1.4413	0.9557	0.6643
October 15, 2014	30.6905	17.6186	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock price and effective date may not be set forth on the table, in which case:
•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365/366-day year.

•	If the stock price is in excess of $50.00 per share, subject to adjustment, the Issuer will not increase the conversion rate for series A debentures by any additional shares.

•	If the stock price is less than $4.25 per share, subject to adjustment, the Issuer will not increase the conversion rate for series A debentures by any additional shares.
Series B Debenture Make-Whole Table.  The following table sets forth the number of additional shares to be received upon conversion in connection with a make-whole fundamental change per $1,000 principal amount of series B debentures:
Stock Price

Effective Date	$4.25	$4.50	$5.00	$6.00	$7.00	$8.00	$10.00	$12.50	$15.00	$20.00	$25.00	$30.00	$40.00	$50.00
June 9, 2009	30.6905	28.9855	26.0869	21.7391	18.6335	16.3043	13.0435	10.4348	8.6956	6.5217	4.7836	3.6000	2.1927	1.4133
October 15, 2010	30.6905	28.9855	26.0869	21.7391	18.6335	16.3043	13.0435	10.4348	8.6956	6.4163	4.6562	3.5111	2.1413	1.3781
October 15, 2011	30.6905	28.9855	26.0869	21.7391	18.6335	16.3043	13.0435	10.4348	8.6956	6.1493	4.4836	3.3935	2.0788	1.3402
October 15, 2012	30.6905	28.9855	26.0869	21.7391	18.6335	16.3043	13.0435	10.2915	8.2512	5.7085	4.1916	3.1928	1.9728	1.2790
October 15, 2013	30.6905	28.9855	25.8678	20.6542	17.2472	14.8104	11.4976	8.8874	7.1576	4.9990	3.7063	2.8479	1.7877	1.1718
October 15, 2014	30.6905	25.5920	21.3442	16.2701	13.3426	11.3880	8.8336	6.8525	5.5432	3.9087	2.9284	2.2751	1.4604	0.9769
October 15, 2015	30.6905	21.1625	15.4335	10.0594	7.8267	6.6007	5.1250	3.9935	3.2442	2.3081	1.7462	1.3717	0.9036	0.6229
October 15, 2016	30.6905	17.6186	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth on the table, in which case:
•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365/366-day year.

•	If the stock price is in excess of $50.00 per share, subject to adjustment, the Issuer will not increase the conversion rate for series B debentures by any additional shares.

•	If the stock price is less than $4.25 per share, subject to adjustment, the Issuer will not increase the conversion rate for series B debentures by any additional shares.
Notwithstanding the foregoing, in no event will the total number of shares issuable upon conversion of the series A debentures as a result of the issuance of additional shares pursuant to this section exceed 235.2941 per $1,000 principal amount of debentures and in no event will the total number of shares issuable upon conversion of the series B debentures as a result of the issuance of additional shares pursuant to this section exceed 235.2941 per $1,000 principal amount of debentures, in each case subject to adjustment in the same manner as the conversion rate.
Common Stock Offering

Securities offered:	23,000,000 shares of common stock of the Issuer, par value $0.01 per share (the “common stock”), (excluding the underwriter’s option to purchase up to an additional 3,450,000 shares, subject to Lufthansa’s option to purchase up to 15.6% of such shares as described in the prospectus)

Price to public:	$4.25 per share; $97.75 million total.

Underwriting Discount:	$0.12793 per share; $2.9 million total.

Use of Proceeds:	The Issuer expects to receive approximately $94.8 million after deducting fees and before expenses (or approximately $109.0 million if the underwriters and Lufthansa exercise in full their option to purchase the additional shares). The Issuer intends to use these proceeds for general corporate purposes.

CUSIP Number:	477143101
Other Offering Information

Trade date:	June 3, 2009

Settlement date:	June 9, 2009

Lock-Up:	90 days; applies to JetBlue Airways Corporation, its executive officers and directors and Deutsche Lufthansa AG

Representative of the underwriters for the debentures offering:	Morgan Stanley & Co. Incorporated

Co-managers for the debentures offering:	Goldman, Sachs & Co. and J.P. Morgan Securities Inc.

Underwriter for the common stock offering:	Morgan Stanley & Co. Incorporated
THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERINGS TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE RELATED PROSPECTUS SUPPLEMENTS AND OTHER DOCUMENTS THAT THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THESE OFFERINGS. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN DOCUMENTS RELATING TO EITHER THE DEBENTURE OFFERING OR THE COMMON STOCK OFFERING BY CONTACTING MORGAN STANLEY & CO. INCORPORATED (MORGAN STANLEY & CO. INCORPORATED, ATTN: PROSPECTUS DEPT., 180 VARICK STREET, 2ND FLOOR, NEW YORK, NEW YORK 10014, E-MAIL: PROSPECTUS@MORGANSTANLEY.COM, TELEPHONE: (866) 718-1649).
THIS INFORMATION DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THESE SECURITIES OR THE OFFERING. PLEASE REFER TO THE PROSPECTUS FOR A COMPLETE DESCRIPTION.
THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.